EXHIBIT 1

                    FOR:           TREND-LINES, INC.
                    APPROVED BY:   Stanley D. Black
                                   Chief Executive Officer
                                   (617) 853-0900

                    CONTACT:       Investor Relations:
                                   Naomi Rosenfeld/Heather Anthony
                                   Press: Stacy Berns
                                   Morgen-Walke Associates
                                   (212) 850-5600

     TREND-LINES, INC. ACQUIRES A Chain of 13 Nevada Bob's Franchised
 Golf Stores.

     Revere, MA January 7, 1998 - Trend-Lines, Inc. (Nasdaq:TRND) announced today that a definitive agreement has been signed to acquire 13 Nevada Bob's franchised golf stores located in the New
England area from a private investment partnership. Trend-Lines will purchase net assets, not including Nevada Bob's franchise rights, for approximately $5.5 million, subject to an adjustment for audited operating results. Total sales of the 13 stores during 1996 were approximately $20 million. Trend-Lines will include the 13 stores in its operating numbers effective January 1, 1998. The stores will immediately be operated as Golf Day stores, bringing the total number of Golf Day stores to 61, before any possible consolidations.

     Stanley D. Black, Chairman and Chief Financial Officer, noted, "We are delighted to be adding these 13 Nevada Bob's golf stores to our store base. This chain, as evidenced by its sales volume, is a strong performer and will, we believe, be accretive to earnings. With this acquisition, our internal growth and the recent addition of the Callaway line, we will be able to compete more effectively and will increase our market share of the dynamic golf industry."

     SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. Forward-looking statements in this press release, including without limitation statements relating to the Company's plans, strategies, objectives, expectations and intentions, are made pursuant to the safeharbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including without limitation, the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) increased competition, a change in the retail business in the tool and/or golf sectors of a change in the Company's merchandise mix; (iii) a change in the Company's advertising, pricing policies or its net products costs after all discounts and inccntives; (iv) the Company's plans and results of operations will be affected by the Company's ability to manage its growth and inventory as well as year end inventory and adjustments; (v) other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission.

     Trend-Lines, Inc. is a specialty retailer of woodworking tools and accessories sold through its nationally distributed Trend-Lines mail order catalog and through 104 woodworkers Warehouse retail stores as of November 30, 1997, located in New England, New York, New Jersey, Delaware and Pennsylvania. The Company is also a specialty retailer of golf equipment and supplies sold through its nationally distributed Golf Day mail order catalog and through 48 Golf Day retail stores, as of November 30, 1997, located in New England, New York, New Jersey, Delaware and Pennsylvania, as well as 23 Post Tool stores located in California and Nevada.